                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F                 Form 40-F
                                                       X
                           -----                     -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                       X
                           -----                     -----


This Form 6-K consists of: (1) Notice of Annual and Special Meeting of the Shareholders; (2) Proxy; and (3) Management Proxy Circular.

                              [AXCAN PHARMA LOGO]
--------------------------------------------------------------------------------
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN that the annual and special meeting of the holders of common shares of AXCAN PHARMA INC. ("Axcan" or the "Company) will be held at the Hotel Omni Mont-Royal, in the Salon Pierre de Coubertin, 1050 Sherbrooke Street West, Montreal, Quebec, on Thursday, February 20, 2003 at 9:00 a.m. (local time) for the following purposes:

1) to receive the report of management and the consolidated financial statements together with the auditors' report thereon for the fiscal year ended September 30, 2002;

2)   to elect directors for the ensuing year;

3) to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4) to approve, if deemed appropriate, amendments approved by the Board of Directors, to the Company's General By-law as described in the attached proxy circular; and

5) to transact such other business as may properly come before the meeting and any adjournment thereof.

The information circular for the solicitation of proxies for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Mont Saint-Hilaire, Quebec, January 24, 2003.

                                              By order of the Board of Directors
                                              (signed by)

                                              /s/ Francois Painchaud
                                              Francois Painchaud,
                                              Secretary


HOLDERS OF COMMON SHARES MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. THE HOLDERS OF COMMON SHARES WHO WILL BE UNABLE TO ATTEND THE MEETING IN PERSON ARE KINDLY ASKED TO SIGN AND RETURN THE ENCLOSED FORM OF PROXY.

                              [AXCAN PHARMA LOGO]
--------------------------------------------------------------------------------
                                      PROXY
--------------------------------------------------------------------------------

This Proxy is solicited by management for the Annual and Special Meeting of Shareholders referred to below and should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

The undersigned shareholder of AXCAN PHARMA INC. (the "Company") hereby appoints Mr. Leon F. Gosselin, or, failing him, Mr. David Mims, or (see Note) ________________ with full power of substitution, his true and lawful attorney, or proxies or proxy, for and in his name, to appear and vote any and all shares of the Company registered in the name of the undersigned, at the Annual and Special Meeting of Shareholders to be held on Thursday, February 20, 2003, and at any and all adjournments thereof, with instructions to vote upon the following matters:

1.   Election of directors:

     FOR |_| the nominees listed below:         WITHHOLD AUTHORITY |_|
                                                  to vote for the nominees

       - Leon F. Gosselin                              - Louis Lacasse
       - Dr. Claude Sauriol                            - Jacques Gauthier
       - Jean Sauriol                                  - David Mims
       - Francois Painchaud                            - Colin R. Mallet
       - Michael M. Tarnow

2.   Appointment of RAYMOND CHABOT GRANT THORNTON as auditors of the Company:

     FOR |_|                                    WITHHOLD AUTHORITY |_|

3. Amendment of the Company's general by-laws as described in the Management Proxy Circular.

     FOR |_|                                    AGAINST  |_|

4. At his discretion with respect to other matters or amendments or variations to the above matters as may properly come before the Meeting.

Hereby revoking any proxy previously given.

This proxy, when properly executed, will be voted in accordance with the directions of the undersigned shareholder. IN THE ABSENCE OF SUCH DIRECTIONS, THIS PROXY SHALL BE VOTED FOR EACH OF THE MATTERS DESCRIBED ABOVE.

Note: You have the right to appoint a person (who does not necessarily need to be a shareholder) to represent you at the Meeting other than the management nominees. If you desire to appoint as proxy a person other than the management nominees, you should insert in the space provided the name of such person. Undated proxies will be deemed to bear the date of their receipt by the Company.

DATED THIS _______________, 2003.       SHAREHOLDER'S SIGNATURE_________________

                              [AXCAN PHARMA LOGO]
--------------------------------------------------------------------------------
                            MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------

THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF AXCAN PHARMA INC. ("AXCAN" OR THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON FEBRUARY 20, 2003 AT THE TIME, PLACE AND FOR THE PURPOSES STATED IN THE FOREGOING NOTICE, AND AT ANY ADJOURNMENT THEREOF (THE "MEETING").

The solicitation of proxies will be made primarily by mail. However, management of the Company can solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will bear all expenses in connection with the solicitation of proxies.

Except where otherwise indicated, dollar amounts herein refer to Canadian dollars.

1.   PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company at any time up to and including the last business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of common shares attends the Meeting in person and so requests.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act as proxy in accordance with the instructions indicated on the form of proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES SHALL BE VOTED FOR THE APPROVAL OF THE MATTERS PROPOSED BY MANAGEMENT TO BE VOTED UPON AT THE MEETING, AS MORE FULLY DESCRIBED BELOW.

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting. At the date of this circular, management is not aware of any such amendment or variation to the matters identified in the Notice.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. EVERY HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ACT ON HIS BEHALF AT THE MEETING OTHER THAN THOSE WHOSE NAMES ARE PRINTED ON THE FORM OF PROXY. To exercise this right, the holder of common shares must insert his nominee's name in the blank space provided for such purposes in the form of proxy or complete another proxy in proper form.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

2.   VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The common shares are the only securities of the share capital of the Company that carry voting rights. As at December 16, 2002, the Company had 44,869,253 common shares outstanding.

The holders of common shares of record as at January 13, 2003 (the "Record Date") will be entitled to one vote per common share held. A list of shareholders entitled to vote at the Meeting will be available for inspection by shareholders on and after January 22, 2003 during normal business hours at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8, and will also be available for inspection at the Meeting.

As at January 12, 2003, to the knowledge of the Company's management, there was no person who owned, directly or indirectly, or who exercised control or direction over more than 10% of the outstanding common shares of the Company.


3.   ELECTION OF DIRECTORS

The Articles of the Company stipulate that the Board of Directors shall consist of a minimum of three (3) directors and a maximum of twelve (12) directors. Management proposes that the current members of the Board of Directors be re-elected for the fiscal year ending September 30, 2003. Except where the authority to vote in favour of the election of directors is withheld, the persons whose names are printed on the enclosed form of proxy intend to vote FOR the election of the nine (9) nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting of shareholders or until that director's successor is duly elected, unless his office is vacated earlier. In the event that prior to the Meeting, any vacancies occur in the slate of nominees, it is intended that the discretionary power granted by the form of proxy shall be used by the persons named therein to vote at their discretion for any another person or persons as directors. Management is not aware that any of the nominees as directors is unwilling or unable to serve as director if elected.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

The following table sets forth, for each person nominated by management for election as a director, his name, municipality of residence, position with the Company, the year in which he first became a director, principal occupation and, to the knowledge of management, the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at December 16, 2002:


------------------------------- --------------------- ----------- --------------------------------------- -----------------------
                                                                                                               Common shares
Name and                         Position with the    Director                                             beneficially owned or
municipality of residence             Company           since              Principal occupation            over which control or
                                                                                                           direction is exercised
------------------------------- --------------------- ----------- --------------------------------------- -----------------------
                                Chairman, President
Leon F. Gosselin                and Chief Executive      1993     President and Chief Executive  Officer         2,875,000
Mont Saint-Hilaire, Quebec            Officer                     of the Company

Dr. Claude Sauriol(1)
Laval, Quebec                         Director           1993     Consultant and corporate director             2,200,560(2)

Jean Sauriol
Laval, Quebec                         Director           1993     Consultant and corporate director             2,203,160(2)

Francois Painchaud(3)              Secretary and                  Partner, Leger Robic Richard, g.p.
St-Lambert, Quebec                    Director           1995     (law firm) and Robic, g.p. (patent &             1,700
                                                                  trade-mark agents)

Colin R. Mallet(1) (5)
Whistler, British Columbia            Director           1995     Business consultant                              5,000

Louis Lacasse(1) (4)                                              President, GeneChem Technologies
Laval, Quebec                         Director           1995     Venture Fund L.P.                                1,000

Jacques Gauthier(4) (5)
Town of Mount Royal, Quebec           Director           1995     Consultant and corporate director                   --

                                   Executive Vice
David W. Mims                    President and COO       2000     Executive Vice President and COO                 1,000
Birmingham, Alabama - USA           and Director                  of the Company

Michael M. Tarnow(4)(5)
Boston, Massachusetts - USA           Director           2000     Business consultant                              2,000


(1)  Member of the audit committee.
(2) Includes the 2,197,060 common shares owned by Placements Jen-Clo Inc., a company which is jointly owned by Dr. Claude Sauriol and Jean Sauriol.
(3) Mr. Painchaud's law firm has been paid U.S. $466,056 during fiscal 2002 for legal services rendered to the Company.
(4)  Member of the compensation committee.
(5)  Member of the corporate governance and nominating committee.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

4.   STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The table below details compensation information for the last three fiscal years for the Chief Executive Officer of the Company and the five other most highly remunerated executive officers ("Named Executive Officers"), as measured by base salary and incentive bonuses during the most recently completed financial year. The Company paid its Named Executive Officers an aggregate of $2,039,998 in salaries and bonuses during fiscal 2002.


--------------------------------------------------------------------------------------------------------------------------
                                               SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL POSITION         YEAR    SALARY          BONUS             OTHER         LONG-TERM        ALL OTHER
                                            (CDN$)         (CDN$)             ANNUAL       COMPENSATION     COMPENSATION
                                                                           COMPENSATION     SECURITIES         (CDN$)
                                                                              (CDN$)      UNDER OPTIONS
                                                                                               (#)
--------------------------------------------------------------------------------------------------------------------------
Leon F. Gosselin                    2002     300,000        188,623             --                 12,500        --
President and                       2001     273,330         95,927             --                 22,183        --
Chief Executive Officer             2000     239,558         70,555             --                139,500        --

David W. Mims                       2002     322,506        180,281(2)          --                112,500        --
Executive Vice President            2001     292,014         92,118             --                 17,800        --
Chief Operating Officer             2000     221,235(1)      45,168             --                130,000        --

Dr. Francois Martin                 2002     182,700         59,648             --                  5,000        --
Senior Vice President,              2001     168,422         41,250             --                 13,350        --
Scientific Affairs                  2000     159,165         36,492             --                 30,553        --

Jean Vezina                         2002     150,200         44,580             --                  5,000        --
Vice President, Finance and         2001     142,993         33,305             --                  8,900        --
Chief Financial Officer             2000     123,100         27,762             --                 31,767        --

John R. Booth                       2002     275,310         99,347(2)          --                  5,000        --
Senior Vice President               2001     245,955         80,603             --                 13,350        --
North American                      2000     197,315         48,316             --                 52,000        --
Commercial Operations

Patrick L. McLean                   2002     185,200         51,603             --                  5,000        --
Senior Vice President               2001     159,762         50,000             --                 13,350        --
European Commercial Operations      2000     138,907         31,797             --                 50,156        --
--------------------------------------------------------------------------------------------------------------------------

(1)  Annualized amount: David W. Mim's employment commenced in March, 2000.
(2) Amount paid in US$ but converted in Cdn$ for the purpose of this table, at the following rate: $US 1 = $Cdn 1.5858


COMPENSATION OF DIRECTORS

Each of the outside directors receives an annual lump sum of U.S. $2,500 as well as a fee of U.S. $1,000 for each meeting of the Board of Directors (U.S. $666 for each meeting held by way of conference call) and U.S. $500 for each Board committee meeting (U.S. $333 for each meeting held by way of conference call) attended by such director. Each Chairman of a committee receives U.S. $750 instead of the U.S. $500 for each Board committee meeting attended. For the fiscal year ended September 30, 2002, the total amount of compensation paid to outside directors for such fiscal year was U.S. $109,307.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

Pursuant to the Compensation Program for remuneration of Directors in force as of September 30, 2002, when initially elected or re-elected to the Board, an outside director receives options to purchase 20,000 (upon his initial election) or 7,500 (upon his re-election) common shares. For the fiscal year ended September 30, 2002, options to purchase an aggregate of 60,000 common shares have been so granted; the exercise price is equal to the closing market price of the shares on the day before the grant.

Annual options are subject to cancellation on any given year if an outside director fails in the opinion of the Board acting fairly, to reasonably fulfill his duties as an outside director.

EMPLOYMENT CONTRACTS

Leon F. Gosselin's employment agreement with the Company expires on September 30, 2003. This agreement provides that in the event the employee is terminated without cause, the Company must pay him his full salary for the balance of the term of the agreement.

COMPOSITION OF THE COMPENSATION COMMITTEE

For the fiscal year 2002, the Compensation Committee was made up of the following directors: Jacques Gauthier, Francois Painchaud, Louis Lacasse and Michael M. Tarnow and held seven (7) meetings. On November 16, 2002, Francois Painchaud resigned from the Compensation Committee. The three (3) remaining Compensation Committee members are unrelated directors. Mr. Jacques Gauthier is the Chairman of the Compensation Committee.

COMPENSATION COMMITTEE REPORT

The primary responsibility of the Compensation Committee is to evaluate the performance of the CEO and the other Named Executive Officers and to review their respective objectives and compensation. The Compensation Committee is also responsible for the compensation policies and benefits granted to employees of the Company and recommends Company guidelines including the establishment of categories of executives, pay scales, performance bonus guidelines, benefits and standardised grants of options for each category of executives.

The Compensation Committee determines the compensation of executive officers based on industry data and with the goal to attract, retain and motivate key executive officers to ensure the long-term success of the Company.

The compensation of senior executive officers is reviewed each year and includes the three (3) following components: base salary, annual bonus based on performance and grant of stock options. The Company has noticeably increased the executive officers' global compensation to take into account the North American and worldwide context of its activities and increased competition from the U.S. market for its key executive officers while also taking into account the performance and objectives set forth for the Company and each of the executive officers.

The grant of stock options has been an important element in the development of the Company's compensation policy and the Company's Stock Option Plan has been adopted to attract and retain current employees by offering an incentive measure which permits participation in the Company's long-term development.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

Based on the Company's achievements for the last fiscal year, the results regarding other Company strategic objectives and Mr. Gosselin's contribution to these results, the Compensation Committee has recommended, for the fiscal year ended September 30, 2002, the payment of a bonus calculated according to a formula determined in Mr. Gosselin's Employment Agreement and an additional bonus, these bonuses aggregating $188,623 for such fiscal year. Bonuses for the other Senior Executives were established pursuant to the Company's pre-established Compensation Plan.

The Compensation Committee has approved the publication of this report and its inclusion in the proxy circular.

Francois Painchaud
Louis Lacasse
Jacques Gauthier
Michael M. Tarnow

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for a $100 investment in common shares of the Company made on September 30, 1997 on Canadian exchanges (Montreal Exchange and Toronto Stock Exchange until December 1999 and Toronto Stock Exchange solely after that date) and the cumulative total return of the TSX S&P Stock Index for the period ended September 30, 2002.

                              [PERFORMANCE GRAPH]

5.   STOCK OPTION PLAN

The Company has adopted a stock option plan (the "Stock Option Plan") for the directors, senior executives and full-time employees of the Company and its subsidiaries as designated from time to time by the Board of Directors of the Company or the Compensation Committee, pursuant to which options to purchase an aggregate of 4,500,000 common shares, which represent just above ten percent (10%) of all issued and outstanding common shares may be granted. Options currently outstanding represent an aggregate of 2,429,077 optioned common shares.

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

The number of common shares covered by any stock option, the exercise price, expiry date and vesting period of such stock option and any other matter pertaining thereto are determined by the Board of Directors of the Company or the Compensation Committee at the time of its grant. Options granted are non-assignable and no single person may be granted options covering more than 5% of the Company's issued and outstanding common shares. No option may be allotted for a period exceeding 10 years and the exercise price of each stock option is equal to the market value of the common shares on the date immediately preceding the grant of such stock option. The Stock Option Plan further provides that no more than 10% of the outstanding common shares may be reserved for issuance pursuant to stock options granted to insiders, or issued to insiders within a one-year period, and that no more than 5% of the outstanding common shares may be issued to any one insider and such insider's associates within a one-year period.

As of September 30, 2002, options for the purchase of a total of 2,429,077 common shares were outstanding under the Stock Option Plan as follows:


--------------------------------------------------------------------------------------------------------
Optionee Group           Number of     Number of     Exercise     Market Value       Expiration Date
                         Optionees      Optioned       Price      Date of Grant
                                         Shares         ($)            ($)
--------------------------------------------------------------------------------------------------------
Senior Executives            12             20,400         6.00          6.00     December 21, 2005
                                            10,000         7.90          7.90     May 22, 2006
                                            20,000        11.05         11.05     August 20, 2007
                                            22,500         6.55          6.55     May 16, 2009
                                            40,000         7.45          7.45     May 24, 2009
                                           512,909        10.55         10.55     February 23, 2010
                                            65,000        16.35         16.35     October 3, 2010
                                            15,000        15.25         15.25     November 8, 2010
                                           115,097        15.25         15.25     December 18, 2010
                                               536        15.20         15.20     February 21, 2011
                                            65,000        18.08         18.08     May 9, 2011
                                           160,000        20.36         20.36     December 6, 2011
                                            60,000        22.00         20.36     December 18, 2011
                                           105,000        22.00         22.00     May 6, 2012

Directors who are not        8              10,000         7.45          7.45     May 24, 2009
Senior Executives                           12,500        10.55         10.55     February 23, 2010
                                           167,050        15.25         15.25     November 8, 2010
                                            60,000        15.20         15.20     February 21, 2011
                                            60,000        19.04         19.04     February 20, 2012

Other Employees of          214              3,200        12.20         12.20     September 23, 2007
the Company                                 14,000        11.25         11.25     July 7, 2008
                                            26,200         6.00          6.00     December 22, 2009
                                           317,485        10.55         10.55     February 23, 2010
                                            19,400        10.00         10.00     April 25, 2010
                                             7,500        12.60         12.60     August 9, 2010
                                            25,000        15.25         15.25     November 8, 2010
                                           115,700        15.25         15.25     December 18, 2010
                                            34,500        15.20         15.20     February 21, 2011
                                            23,250        18.08         18.08     May 9, 2011
                                            36,500        17.00         17.00     July 17, 2011
                                            10,500        18.00         18.00     September 5, 2011
                                            17,500        16.45         16.45     October 11, 2011
                                             5,000        20.36         20.36     December 6, 2011
                                           205,350        22.00         20.36     December 18, 2011
                                            29,000        19.15         19.15     February 19, 2012
                                            18,000        22.00         22.00     May 6, 2012

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

The tables below set forth information regarding grants of share options under the Stock Option Plan to the Named Executive Officers and options exercised by them during the fiscal year ended September 30, 2002.


--------------------------------------------------------------------------------------------------------------
                    OPTION GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR
--------------------------------------------------------------------------------------------------------------
Name                      Optioned    % of Total         Exercise or    Market Value    Expiration Date
                           Shares     Options Granted    Base Price     of Securities
                                      to Employees in     ($/Share)      Underlying
                                      fiscal Year                      Options on the
                                                                        Date of Grant
                                                                          ($/Share)
--------------------------------------------------------------------------------------------------------------
Leon F. Gosselin           12,500           3.8%            22.00           22.00       December 18, 2011

David W. Mims               7,500           2.3%            22.00           22.00       December 18, 2011
                          105,000          32.3%            22.00           22.00       May 6, 2012
                        -------------
                          112,500          34.6%
                        -------------

Francois Martin             5,000           1.5%            22.00           22.00       December 18, 2011

Jean Vezina                 5,000           1.5%            22.00           22.00       December 18, 2011

John R. Booth               5,000           1.5%            22.00           22.00       December 18, 2011

Patrick L. McLean           5,000           1.5%            22.00           22.00       December 18, 2011


--------------------------------------------------------------------------------
    OPTIONS EXERCISED BY NAMED EXECUTIVE OFFICERS DURING THE LAST FISCAL YEAR
                           AND YEAR-END OPTION VALUES
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Name                  Shares        Aggregate          Unexercised Options         Value of Unexercised Options
                      Purchased     Value                  at Year-End                     at Year-End
                      on Exercise   Realized
-----------------------------------------------------------------------------------------------------------------
                                                  Exercisable    Unexercisable    Exercisable    Unexercisable
-----------------------------------------------------------------------------------------------------------------
Leon F. Gosselin           --            --           6,000             4,000       $45,960           $30,640
                           --            --          55,800            83,700      $254,448          $381,672
                           --            --           4,436            17,747            $0                $0
                           --            --              --            12,500            --                $0

David W. Mims              --            --          52,000            78,000      $237,120          $355,680
                           --            --           3,560            14,240            $0                $0
                           --            --              --             7,500            --                $0
                           --            --              --           105,000            --                $0

Francois Martin         5,000       $48,750          20,000                         $81,200
                           --            --           6,000             4,000       $45,960           $30,640
                           --            --          12,221            18,332       $55,728           $83,594
                           --            --           2,670            10,680            $0                $0
                           --            --              --             5,000            --                $0

Jean Vezina             3,000       $50,100          11,400                        $103,854
                           --            --           6,000             4,000       $45,960           $30,640
                           --            --          12,706            19,061       $57,939           $86,918
                           --            --           1,780             7,120            $0                $0
                           --            --              --             5,000            --                $0

John R. Booth              --            --          20,800            31,200       $94,848          $142,272
                           --            --           2,670            10,680            $0                $0
                           --            --           6,000            24,000            $0                $0
                           --            --              --             5,000            --                $0

Patrick L. McLean          --            --          12,500            10,000      $107,000           $85,600
                           --            --           6,000             4,000       $45,960           $30,640
                           --            --          20,062            30,094       $91,483          $137,229
                           --            --           2,670            10,680            $0                $0
                           --            --              --             5,000            --                $0

                                                       Management Proxy Circular
--------------------------------------------------------------------------------

6.   STOCK PARTICIPATION PLAN

The Company has adopted an employee stock participation plan (the "Participation Plan"). The Participation Plan provides full-time employees of the Company with the opportunity to purchase common shares and thereby participate in the growth and development of the Company. The maximum number of common shares which may be purchased pursuant to the Participation Plan is 185,000.

Pursuant to the Participation Plan, eligible employees are entitled to purchase annually a number of common shares, at a price equal to the market value as of the date immediately preceding the date of purchase, having an aggregate purchase price not exceeding 5% of their annual salary. The Company contributes an additional sum equal to 50% of the eligible employee's contribution to be used toward the purchase of additional common shares.

As of September 30, 2002, 65,700 common shares had been purchased pursuant to the Participation Plan.

7.   CORPORATE GOVERNANCE

The Board of Directors and management of the Company believe that appropriate corporate governance practices are important for the effective management of the Company and value creation for its shareholders. A description of the Company's corporate governance practices follows in tabular form with reference to the guidelines on corporate governance issued by The Toronto Stock Exchange but taking into account some of the proposed modifications and the effect of the recently enacted Sarbanes-Oxley Act in the United States.


              GUIDELINES                        AXCAN'S PRACTICES
              ----------                        -----------------

1.   THE BOARD OF DIRECTORS SHOULD      The Board of Directors of the Company
     EXPLICITLY ASSUME                  assumes responsibility for the
     RESPONSIBILITY FOR STEWARDSHIP     stewardship of the Company and the
     OF THE COMPANY, AND AS PART OF     enhancement of shareholder value. The
     THE OVERALL STEWARDSHIP            Board has formalized its position on
     RESPONSIBILITY, SHOULD ASSUME      corporate governance in a documented
     RESPONSIBILITY FOR:                statement of Axcan Corporate Government
                                        Principles, which was adopted by the
                                        Board. All key issues recommended by the TSX Guidelines are addressed in the Principles, and include the following.

     (a)  ADOPTION OF STRATEGIC         A strategic planning process is in
          PLANNING PROCESS AND          place, and the Board formally reviews
          APPROVAL OF THE STRATEGIC     strategic options and risks each year
          PLAN, WHICH TAKES INTO        and approves the strategic plan for the
          ACCOUNT, AMONG OTHER          future. On an ongoing basis, the Board
          THINGS, THE OPPORTUNITIES     monitors management's success in
          AND RISKS FOR THE             implementing the strategies set out in
          BUSINESS;                     the plan and provides guidance on the
                                        evolution of its plan.

     (b)  THE IDENTIFICATION OF THE     The Board, through its Committees and as
          PRINCIPAL RISKS OF THE        a whole, has implemented a process for
          COMPANY'S BUSINESS AND        the regular review of business risks and
          ENSURING THE                  the systems to manage these risks, with
          IMPLEMENTATION OF             a view to the long-term viability of the
          APPROPRIATE SYSTEMS TO        Company.
          MANAGE THESE RISKS;


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     (c)  SUCCESSION PLANNING,          The Company has established performance
          INCLUDING APPOINTING,         review, staff development and succession
          TRAINING AND MONITORING       planning systems, which are monitored by
          SENIOR MANAGEMENT;            the Compensation Committee of the Board.

     (d)  A COMMUNICATIONS POLICY       An investor relations group has been
          FOR THE COMPANY;              formed and a formal communication policy
                                        (the "Disclosure Policy") has been
                                        approved by the Board, to ensure a
                                        strong link between the Board, the
                                        Company's shareholders and its senior
                                        management. The Board reviews the
                                        contents of major disclosure documents,
                                        including the Annual Report, the Annual
                                        Information Form, and Management's
                                        Discussion and Analysis of quarterly
                                        results. Quarterly earnings conference
                                        calls are accessible on a live and
                                        recorded basis via telephone and
                                        Internet.

     (e)  THE INTEGRITY OF THE          The Audit Committee acts on behalf of
          COMPANY'S INTERNAL            the Board of Directors in monitoring
          CONTROL AND MANAGEMENT        internal accounting controls and other
          INFORMATION SYSTEMS;          financial management of the Company. It
                                        meets on a quarterly basis, to review
                                        the financial position of the Company,
                                        in order to provide reasonable
                                        assurances that the Company is in
                                        compliance with applicable laws and
                                        regulations and is conducting its
                                        affairs ethically, and monitors the
                                        existence of effective operating and
                                        financial controls. The Audit Committee
                                        of the Board monitors the integrity of
                                        internal controls and accounting
                                        systems.

     (f)  STANDARDS OF ETHICS AND       A Code of Ethics and Conflict of
          CONFLICT OF INTEREST;         Interest Guidelines are currently under
                                        preparation.


2.   THE BOARD OF DIRECTORS SHOULD      Three of the nine persons proposed for
     BE CONSTITUTED WITH A MAJORITY     election to the Board are related to the
     OF THE INDIVIDUALS WHO QUALIFY     Company, under the TSX Guidelines. These
     AS "UNRELATED" DIRECTORS           are Mr. Leon F. Gosselin (CEO),
     (INDEPENDENT OF MANAGEMENT AND     Mr. David W. Mims (COO) and Mr. Francois
     FREE FROM CONFLICTING              Painchaud, who is a partner of a law
     INTEREST).                         firm and of a patent and trade-mark
                                        agents firm retained by the Company. The remaining six persons, Messrs. Jacques
                                        Gauthier, Louis Lacasse, Colin R.
                                        Mallet, Michael M. Tarnow, Claude
                                        Sauriol and Jean Sauriol are unrelated.


3.   THE BOARD OF DIRECTORS WILL
     ASSESS AND DISCLOSE ON AN
     ANNUAL BASIS:

     (a)  WHETHER THE BOARD OF          The Board has a majority of unrelated
          DIRECTORS HAS A MAJORITY      directors (see section 2).
          OF UNRELATED DIRECTORS;
          AND


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     (b)  THE ANALYSIS OF THE           In nominating candidates to the Board of
          APPLICATION OF THE            Directors, the business interests and
          PRINCIPLES SUPPORTING         relationships of the candidates are
          THIS CONCLUSION.              reviewed to ensure that such nominees
                                        would be able to act in the best
                                        interests of the Company. The Corporate
                                        Governance and Nominating Committee
                                        consists of three unrelated Directors,
                                        who are responsible for reviewing and
                                        making recommendations on the size and
                                        composition of the Board of Directors
                                        and standing committees of the Board of
                                        Directors, and for reviewing corporate
                                        governance matters. This Committee,
                                        which currently consists of Messrs.
                                        Gauthier, Mallet and Tarnow, had five
                                        meetings during fiscal 2002.


4.   THE BOARD OF DIRECTORS SHOULD      The Corporate Governance and Nominating
     APPOINT A COMMITTEE OF             Committee has the mandate to recommend
     DIRECTORS, COMPOSED                qualified candidates for the Board of
     EXCLUSIVELY OF OUTSIDE             Directors, and to review nominees for
     DIRECTORS (A MAJORITY OF WHOM      re-election.
     ARE UNRELATED DIRECTORS)
     RESPONSIBLE FOR PROPOSING NEW
     NOMINEES TO THE BOARD AND FOR
     ASSESSING DIRECTORS.


5.   THE BOARD OF DIRECTORS SHOULD      Through its Corporate Governance and
     IMPLEMENT A PROCESS FOR            Nominating Committee, the Board of
     ASSESSING THE EFFECTIVENESS OF     Directors reviews the quality of the
     THE BOARD OF DIRECTORS, ITS        relationship between management and the
     COMMITTEES AND THE                 Board of Directors in order to recommend
     CONTRIBUTION OF INDIVIDUAL         ways to improve that relationship. Each
     DIRECTORS.                         director meets regularly with the
                                        Chairman of the Board to discuss the
                                        efficacy of the Board and his
                                        contribution as a Board member.


                                                                 MEETING PARTICIPATION IN 2002
                                                               ----------------------------------
                                                                 A          B          C       D
                                                               ----------------------------------
                                        Jacques Gauthier       11           --          7       5
                                        Leon F. Gosselin       11           --         --      --
                                        Louis Lacasse          12            4          7      --
                                        Colin R. Mallet        10            4         --       5
                                        David W. Mims          12           --         --      --
                                        Francois Painchaud     12           --          7      --
                                        Claude Sauriol         12            4         --      --
                                        Jean Sauriol           10           --         --      --
                                        Michael M. Tarnow      10           --          7       5

                                        TOTAL MEETINGS         12            4          7       5

                                        NOTE
                                        A = Board, B = Audit Committee, C =
                                        Compensation Committee, D = Corporate
                                        Governance and Nomination Committee.


6.   EVERY COMPANY SHOULD HAVE AN       A Directors' Manual outlines the
     ORIENTATION AND EDUCATION          responsibilities, policies and practices
     PROGRAM FOR NEW RECRUITS TO        of the Board, its Committees and
     THE BOARD OF DIRECTORS.            Management. This provides the framework
                                        for orientation and education of new
                                        recruits to the Board.


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7.   EVERY BOARD OF DIRECTORS           The Corporate Governance and Nominating
     SHOULD EXAMINE ITS SIZE TO         Committee and the Board of Directors as
     DETERMINE THE IMPACT OF THE        a whole annually monitor the size and
     NUMBER UPON EFFECTIVENESS, AND     composition of the Board of Directors.
     WHERE APPROPRIATE, UNDERTAKE A     The current view is that nine Board
     PROGRAM TO REDUCE THE SIZE TO      members, including six unrelated
     FACILITATE MORE EFFECTIVE          directors, is an effective number for
     DECISION MAKING.                   decision making and Committee
                                        participation.


8.   THE BOARD OF DIRECTORS SHOULD      The Compensation Committee reviews the
     REVIEW DIRECTOR COMPENSATION       amount and form of Director compensation
     AND ENSURE SUCH COMPENSATION       periodically and submits recommendations
     REALISTICALLY REFLECTS THE         to the Board of Directors to ensure that
     RESPONSIBILITIES AND RISK          such compensation realistically reflects
     INVOLVED IN BEING A DIRECTOR.      the responsibilities and risks
                                        associated with the position of Director
                                        (see section 4 "Statement of Executive
                                        Compensation - Compensation Committee
                                        Report").


9.   COMMITTEES OF THE BOARD OF         All Committees of the Board are composed
     DIRECTORS SHOULD GENERALLY BE      solely of outside directors, the
     COMPOSED OF OUTSIDE DIRECTORS,     majority of whom are unrelated.
     A MAJORITY OF WHOM ARE
     UNRELATED DIRECTORS.


10.  THE BOARD OF DIRECTORS SHOULD      The Corporate Governance and Nominating
     ASSUME RESPONSIBILITY FOR, OR      Committee of the Board of Directors
     ASSIGN TO A COMMITTEE OF           ensures that an effective and efficient
     DIRECTORS, GENERAL                 approach to corporate governance is
     RESPONSIBILITIES FOR               developed, and makes recommendations to
     DEVELOPING THE COMPANY'S           the full Board of Directors for
     APPROACH TO GOVERNANCE ISSUES.     implementation.

                                        The Corporate Governance and Nomination
                                        Committee and the Board have reviewed
                                        and approved the Company's response to
                                        the TSX Guidelines and recent proposed
                                        amendments, and are aware of the
                                        relevant aspects of the U.S.
                                        Sarbanes-Oxley Act.


11.  THE BOARD OF DIRECTORS             The Board of Directors periodically
     TOGETHER WITH THE CHIEF            reviews the definition of the limits of
     EXECUTIVE OFFICER SHOULD           Management's responsibilities, and
     DEVELOP POSITION DESCRIPTIONS      annually approves the corporate
     FOR THE BOARD OF DIRECTORS AND     objectives, which the CEO is responsible
     FOR THE CHIEF EXECUTIVE            for meeting.
     OFFICER. THE BOARD OF
     DIRECTORS SHOULD APPROVE OR
     DEVELOP THE CORPORATE
     OBJECTIVES WHICH THE CHIEF
     EXECUTIVE OFFICER IS
     RESPONSIBLE FOR MEETING.


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12.  THE BOARD OF DIRECTORS SHOULD      The Board takes time at each of its
     HAVE IN PLACE APPROPRIATE          meetings to meet independently of
     STRUCTURES AND PROCEDURES TO       Management and "inside" Directors. The
     ENSURE THAT THE BOARD OF           Board feels that it is in the best
     DIRECTORS CAN FUNCTION             interests of the Company and its
     INDEPENDENTLY OF MANAGEMENT.       shareholders that Leon F. Gosselin act
                                        as Chairman of the Board, as well as
                                        performing an executive role as
                                        President and CEO. While there is no
                                        "Lead director", the Corporate
                                        Governance and Nomination Committee
                                        performs some of these functions.


13.  THE AUDIT COMMITTEE OF THE         The Audit Committee of the Board of
     BOARD OF DIRECTORS SHOULD BE       Directors is composed entirely of
     COMPOSED ONLY OF UNRELATED         outside and unrelated Directors. The
     OUTSIDE DIRECTORS AND SHOULD       Audit Committee consists of three
     HAVE (I) SPECIALLY DEFINED         unrelated Directors. The Audit Committee
     ROLES AND RESPONSIBILITIES SET     assists the Board of Directors in
     OUT IN A CHARTER; (II) DIRECT      fulfilling its responsibilities for the
     COMMUNICATION CHANNELS WITH        Company's accounting and financial
     THE INTERNAL AND EXTERNAL          reporting practices, by reviewing the
     AUDITORS; AND (III) OVERSIGHT      quarterly and annual consolidated
     RESPONSIBILITY FOR MANAGEMENT      financial statements, the adequacy of
     REPORTING ON INTERNAL CONTROL.     internal control systems, any relevant
     ALL MEMBERS SHOULD BE              accounting, financial and security
     FINANCIALLY LITERATE AND AT        matters, and the management of financial
     LEAST ONE MEMBER SHOULD HAVE       and system risks, and recommending the
     ACCOUNTING OR RELATED              appointment of external auditors, who
     FINANCIAL EXPERTISE.               report to the committee and meet with
                                        them quarterly both with and without
                                        management present. Commencing in fiscal
                                        2003, any significant non-audit services provided by the Company's external auditors will require prior Audit
                                        Committee approval. This Committee met
                                        four times in 2002; it currently
                                        consists of Messrs. Lacasse, Mallet and
                                        Claude Sauriol, all of whom are
                                        financially literate and have held
                                        senior positions with financial
                                        responsibility.


14.  THE BOARD OF DIRECTORS SHOULD      Individual Directors and Board
     IMPLEMENT A SYSTEM WHICH           Committees may engage outside advisers
     ENABLES AN INDIVIDUAL DIRECTOR     at the expense of the Company, with the
     TO ENGAGE AN OUTSIDE ADVISOR       prior approval of the Chairman.
     AT THE COMPANY'S EXPENSE, IN
     APPROPRIATE CIRCUMSTANCES.


SHAREHOLDERS COMMUNICATIONS

The Board of Directors is of the view that management is primarily responsible for all communications on behalf of the Company with shareholders and the public at large. The Company employs a Director, Investor relations, whose primary responsibilities include investor and shareholder relations. Management is of the view that the Company is properly discharging its continuous disclosure obligations and addressing enquiries from shareholders and the investment community.


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DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company carries directors and officers liability insurance with coverage of U.S.$25,000,000 and a general deductible of U.S.$250,000 per claim within Canada and of U.S.$350,000 per claim outside of Canada. The premium for the annual policy period running from March 31, 2002 to March 31, 2003 is U.S.$315,000.


8.   APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton, chartered accountants, have been the auditors of the Company since September 1995.

AUDIT FEES

Raymond Chabot Grant Thornton billed the Company and its subsidiaries U.S.$127,000 for professional services rendered for the audit of the Company's financial statements for fiscal year 2002.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

Raymond Chabot Grant Thornton did not bill the Company and its subsidiaries for any professional services rendered for financial information systems design and implementation fees for fiscal year 2002.

ALL OTHER FEES

Raymond Chabot Grant Thornton billed the Company and its subsidiaries U.S.$76,000 for audit related services and U.S.$280,000 for other non-audit services for fiscal year 2002. Audit related services include due diligence and consultation on acquisitions and other business transactions, and issuance of consents and comfort letters. Other non-audit services include fees billed for tax planning, assistance with preparation of various tax returns, tax services rendered in connection with acquisitions made by the Company and tax advice on other related matters, and other miscellaneous management consulting services, not involving information systems design and implementation services.

Except where the authority to vote in favour of the appointment of Raymond Chabot Grant Thornton is withheld, the persons whose names appear on the enclosed form of proxy intend to vote for the appointment of Raymond Chabot Grant Thornton, chartered accountants, as auditors of the Company and to authorize the Board of Directors to determine the auditors' remuneration. The auditors will hold office until the next annual meeting of shareholders or until their successors are appointed.

9.   AMENDMENT TO THE GENERAL BY-LAWS

The Company's By-Law No. 1-2000 (hereafter referred to as "General By-Laws") gave effect to certain provisions the Agreement Between Certain Shareholders dated December 28, 1995, among Gestion Axcan, Placements Jen-Clo Inc., Sofinov Societe Financiere d'innovation Inc. (now Capital Technologies CDPQ Inc. also known as "CDP Capital Technology Ventures" hereafter referred to as "CDP") and the Company ("Shareholders Agreement"). The Shareholders Agreement is no longer effective and the General By-Laws have been amended to reflect the fact that the Shareholders' Agreement has been terminated.


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The General By-Laws have also been amended to reflect certain amendments to the
Canada Business Corporations Act (the "Act").

Approved by the Board on November 12, 2000, these amendments provide in summary for the following: (i) repealing references to the Shareholders' Agreement and to Sofinov Societe Financiere d'Innovation Inc. in the General By-Laws, (ii) modifying the provisions concerning residency of director to 25% of Canadian Residents as per the Act, (iii) modifying the consent required of a director to hold office, (iv) adapting the means of communications for meetings of directors and shareholders to include telephonic, electronic or other means recognised by the Act or its regulations, (v) providing for the possibility to name a Chairman of the Board that is not necessarily the President and Chief Executive Officer of the Company and (vi) replacing article 11 dealing with protection of the directors, officers and other representatives and disclosure of interest to reflect the modifications to the Act. These amendments to the General By-Laws are further reflected in appendix 1 to Schedule "A". In accordance with the corporate laws governing the Company, this amendment must be submitted to shareholders for approval. In order to be passed, the resolution needs the affirmative vote of a simple majority of shareholders present and voting at the Meeting in person or by proxy. The resolution to be submitted to shareholders at the Meeting for such purpose is reproduced in Schedule "A".

In the absence of instructions to the contrary, the persons named as proxy in the attached proxy form intend to vote FOR the adoption of the resolution.

10.  AMENDMENT TO THE MEETING AGENDA

Except as otherwise specifically indicated, the information contained herein is given as at January 15, 2003. Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of the Meeting. IF ANY MATTERS WHICH ARE NOT KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, ACCORDING TO THE DISCRETION CONFERRED TO THEM BY THE FORM OF PROXY, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE ON SUCH MATTERS ACCORDING TO THEIR BEST JUDGMENT.

11.  SHAREHOLDERS PROPOSALS

Shareholders who wish to submit a proposal for consideration at the next annual meeting must do so by submitting same to the attention of the Secretary of the Company on or before October 18, 2003 in the manner and subject to the limitations prescribed by the Canada Business Corporations Act.

12.  APPROVAL OF THE DIRECTORS

The Directors of the Company have approved the content and sending of this Circular to the shareholders, directors and auditors of the Company.


                                               (signed by)

                                               /s/ Francois Painchaud
                                               Francois Painchaud
                                               Secretary

Mont Saint-Hilaire, Quebec, January 24, 2003.


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                                   SCHEDULE A

                  AMENDMENTS TO THE GENERAL BY-LAWS NO. 1-2000

                              OF AXCAN PHARMA INC.

                               (BY-LAW NO. 1-2002)

--------------------------------------------------------------------------------


A motion for the adoption of the following resolution will be made at the Annual and Special Meeting of Shareholders:

BE IT RESOLVED:

1. THAT the amendments to the provisions of the General By-Law No. 1-2000 of the Corporation, as shown in Appendix I attached to this resolution, be and are hereby approved, confirmed and ratified;

2. THAT the amendments to the General By-Law No. 1-2000 be incorporated in the by-laws and that the new General By-Laws as so restated and amended, be known as By-Law No. 1-2002;

3. THAT the Secretary of the Corporation, any other two directors or officers of the Corporation, be authorized, and are hereby directed, to (i) sign on behalf of the Corporation any required document to fully give effect to these resolutions, to (ii) execute and deliver any documents, and to (iii) carry-out any other act that may be deemed necessary to fully give effect to these resolutions.


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                                   APPENDIX I

        AMENDMENTS TO THE GENERAL BY-LAWS NO. 1-2000 OF AXCAN PHARMA INC.

                               (BY-LAW NO. 1-2002)

THE NUMBERING OF THE PRESENT ENGLISH VERSION OF THE AMENDMENTS MAY DIFFER FROM THE FRENCH VERSION, SUCH DIFFERENCES BEING MAINLY CAUSED BY CERTAIN MODIFICATIONS MADE TO BOTH VERSIONS OF THE GENERAL BY-LAWS IN ORDER TO ENSURE THEIR CONSISTENCY.

The following are the amendments to the general by-laws of Axcan Pharma Inc. (the "corporation"):

SECTION 1 - DEFINITIONS

1.   The definition of "Sofinov, Societe Financiere d'Innovation Inc." at
     Section 1 is revoked.

2. The following definitions are added to Subsection 1.1 - DEFINITIONS IN THE BY-LAWS:

     "DIRECTOR" shall mean the director (Industry Canada) appointed under section 260 of the Act;

     "INDIVIDUAL" shall mean a natural person."

3. The following modifications are made to the definition of the expression "reserved powers to directors" at SUBSECTION 1.1 - DEFINITIONS IN THE BY-LAWS:

     (i) The following words are added at the end of paragraph (b): "or appoint additional directors, within the limits set out in the articles";

     (ii) The following paragraph is added: "(c.1)      issue shares of a series
          under section 27 of the Act, except as authorized by the directors";
          and

     (iii) The following words are added at the end of paragraph (f): "except as authorized by the directors".


4.   The definition of the expression "shareholders agreement" at SUBSECTION 1.1
     - DEFINITIONS IN THE BY-LAWS, is revoked.

SECTION 3 - NOTICES

5. The first sentence of SUBSECTION 3.1 - NOTICES TO SHAREHOLDERS AND DIRECTORS, is modified to read that notices or documents required by the Act may also be sent "by telecopier or electronic or other communication facility recognized by the Act from time to time to or at the co-ordinates" (IN REPLACEMENT OF ADDRESS) indicated.

SECTION 4 - REGISTERED OFFICE

6. SUBSECTION 4.1 - PLACE, is modified to replace the word "place" by "province" when referring to the location of the registered office.

7. SUBSECTION 4.2 - CHANGES, is modified to replace the word "place" by "province" and to add the possibility to change the PLACE of the registered office in addition to the address within the province (instead of the possibility to only change the address within the place).

SECTION 5 - THE SEAL

8. SUBSECTION 5.1 - FORM AND CONTENT, is modified to add that the corporation "may adopt" a seal "without being bound by it".

9.   The following sentence is added at the end of SUBSECTION 5.3 - VALIDITY:
     "The absence of a seal of the corporation on any document signed in its name does not nullify such document".

SECTION 6 - FINANCES

10. The first sentence of SUBSECTION 6.3 - AUDIT COMMITTEE, is modified to remove the requirements relating to the composition of the Audit Committee by revoking the following words: "of the corporation of which one is the representative of Sofinov (provided Sofinov continuously owns seven and a half percent (7.5%) of common shares in the capital of the corporation) and".


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SECTION 7 - DIRECTORS

11. SUBSECTION 7.1 - NUMBER, is modified to replace the maximum number of directors by twelve (12) instead of ten (10).

12. SUBSECTION 7.2 - RESIDENCY, is modified to replace the requirements of Canadian residency relating to the composition of the board of directors to be made up of "at least twenty-five percent (25%)" instead of a majority of Canadian residents.

13.  The following paragraphs are added at the end of SUBSECTION 7.3 (NOW 7.4) -
     PROXY:

     "The election or appointment of an individual to hold office as a director is subject to whether:

     a) he was present at the meeting when the election or appointment took place and he did not refuse to hold office as a director; or

     b) he was not present at the meeting when the election or appointment took place and he consented to hold office as a director in writing before the election or appointment or within ten (10) days after it, or he has acted as a director pursuant to the election or appointment."

14.  The following paragraph is added at the end of SUBSECTION 7.7 (NOW 7.8) -
     VACANCIES:

     "Subject to the provisions of paragraph 109(5) of the Act, if all of the directors have resigned or have been removed without replacement, a person who manages or supervises the management of the business and affairs of the Corporation is deemed to be a director."

15. The following words are added at the end of SUBSECTION 7.8 (NOW 7.9) - DE FACTO DIRECTORS: "or his inability to be a director".

16. SUBSECTIONS 7.10 - CONFLICTS OF INTEREST, AND 7.11 - DISCLOSURE OF INTEREST, are revoked and replaced by provisions added in Section 11.

SECTION 8 - MEETINGS OF THE BOARD OF DIRECTORS

17. The last words at the second sentence of SUBSECTION 8.3 - ANNUAL MEETING, "raised there at" are replaced by the words "set out in the agenda".

18. SUBSECTION 8.5 - EMERGENCY MEETING, is modified to add the possibility to hold such meeting "by means of a telephonic, electronic or other communication facility" which permits all the participating directors to communicate "adequately" amongst themselves.

19. SUBSECTION 8.8 - QUORUM, is modified to replace the "majority" by "simple majority".

20. SUBSECTION 8.9 - CANADIAN MAJORITY (NOW CANADIAN PRESENCE), is modified (i) to replace the requirements relating to the presence of Canadian residents attending meetings of the board by at least twenty-five (25%) instead of a majority, and (ii) to add the possibility to approve the proceedings by any other means "of telephonic, electronic or other communication facility".

21.  The following paragraph is added at the end of SUBSECTION 8.11 - PROCEDURE:
     "Unless a ballot is required, an entry in the minutes of a meeting to the effect that the chairperson of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution."

22. SUBSECTION 8.12 - VOTE, is modified (i) to replace the "majority" by a "simple majority", and (ii) to add the sentence "Each director has one (1) vote." between the first and the second sentence.

23. SUBSECTION 8.13 - MEETING BY TECHNICAL MEANS (NOW MEETING BY ALL MEANS OF COMMUNICATION), is modified (i) to add the possibility for directors to participate in meetings by "means of telephonic, electronic or other communication facility", (ii) to add the sentence "Any consent is valid, whether given before, during or after the meeting it concerns and may be given for all meetings of the board of directors and of the committees of the board of directors." after the first sentence, (iii) to replace the requirements relating to the presence of Canadian residents participating in meetings of the board by at least twenty-five (25%) instead of a majority, and (iv) to replace the reference made to "section 103 of the Act" by "section 123 of the Act".


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SECTION 9 - COMMITTEES OF THE BOARD OF DIRECTORS

24. Section 9 is modified to replace all references made to "the executive committee" or "or of any other committee" by "a committee".

25. SUBSECTION 9.1 - APPOINTMENT, is modified to remove the requirements relating to the composition of the committees of the board of directors by revoking the following words at the end of the paragraph: ", among which at least one (1) member will be designated by Sofinov (provided Sofinov owns continuously seven and half percent (7.5%) of the common shares in the share capital of the corporation".

26.  SUBSECTION 9.2 - QUALIFICATIONS, is revoked.

SECTION 10 - OFFICERS AND REPRESENTATIVES

27. SUBSECTION 10.1 - APPOINTMENT, is modified to add the office of "chairman of the board of directors".

28. The following sentence is added at the end of SUBSECTION 10.7 - PRESIDENT OF THE CORPORATION (NOW PRESIDENT OF THE CORPORATION AND CHAIRMAN OF THE BOARD): "However, if the board of directors appoints a Chairman of the board, he shall, rather than the President, preside all meetings of the board of directors and all meetings of shareholders."

29. SUBSECTION 10.8 - VICE-PRESIDENT, is modified (i) to replace the words "the president of the corporation shall designate any vice-president" by "the executive vice-president is designated" to act on his behalf, "pursuant to the terms and conditions set out in a contingency plan adopted by the board of directors, otherwise if the executive vice-president is unable to act or in the case such office is vacant".

30. The following words are added to the end of the first sentence of SUBSECTION 10.11 - MANAGING DIRECTOR: "and except for those powers set forth in subsection 115(3) of the Act".

SECTION 11 - PROTECTION OF DIRECTORS, OFFICERS AND OTHER REPRESENTATIVES AND
             DISCLOSURE OF INTEREST

31.  Section 11 is revoked and replaced by the following:

     11.1 INDEMNIFICATION.

          Subject to the restrictions of the Act, the corporation shall indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or has acted at the corporation's request as a director or officer, or an individual acting in similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if:

          _ a) THEY ACTED HONESTLY AND IN GOOD FAITH WITH A VIEW TO THE BEST INTERESTS OF THE CORPORATION, OR AS THE CASE MAY BE, TO THE BEST INTERESTS OF THE OTHER ENTITY FOR WHICH THE INDIVIDUAL ACTED AS DIRECTOR OR OFFICER OR IN A SIMILAR CAPACITY AT THE CORPORATION'S REQUEST; AND

          _ b) IN THE CASE OF A CRIMINAL OR ADMINISTRATIVE ACTION OR PROCEEDING THAT IS ENFORCED BY A MONETARY PENALTY, THEY HAD REASONABLE GROUNDS FOR BELIEVING THAT THEIR CONDUCT WAS LAWFUL.

     11.2 ADVANCE OF COSTS.

          The corporation advances moneys to a director or officer of the corporation, a former director or officer of the corporation or an other individual who acts or has acted at the corporation's request as a director or officer, or an individual acting in similar capacity, for the costs, charges and expenses, in relation to a proceeding referred to in the previous paragraph in which the individual is involved because of that association with the corporation or other entity, and he shall reimburse the corporation if he does not satisfy the following conditions:

          _ a) THEY ACTED HONESTLY AND IN GOOD FAITH WITH A VIEW TO THE BEST INTERESTS OF THE CORPORATION, OR AS THE CASE MAY BE, TO THE BEST INTERESTS OF THE OTHER ENTITY FOR WHICH THE INDIVIDUAL ACTED AS DIRECTOR OR OFFICER OR IN A SIMILAR CAPACITY AT THE CORPORATION'S REQUEST; AND

          _ b) IN THE CASE OF A CRIMINAL OR ADMINISTRATIVE ACTION OR PROCEEDING THAT IS ENFORCED BY A MONETARY PENALTY, THEY HAD REASONABLE GROUNDS FOR BELIEVING THAT THEIR CONDUCT WAS LAWFUL.


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     11.3 INDEMNIFICATION IN DERIVATIVE ACTIONS.

          A corporation may, with the approval of the court, in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, advance to a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or has acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, moneys referred to in paragraph 11.3 of the By-laws or indemnify against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions:

          _ a) HE ACTED HONESTLY AND IN GOOD FAITH WITH A VIEW TO THE BEST INTERESTS OF THE CORPORATION, OR AS THE CASE MAY BE, TO THE BEST INTERESTS OF THE OTHER ENTITY FOR WHICH THE INDIVIDUAL ACTED AS DIRECTOR OR OFFICER OR IN A SIMILAR CAPACITY AT THE CORPORATION'S REQUEST; AND

          _ b) IN THE CASE OF A CRIMINAL OR ADMINISTRATIVE ACTION OR PROCEEDING THAT IS ENFORCED BY A MONETARY PENALTY, THEY HAD REASONABLE GROUNDS FOR BELIEVING THAT THEIR CONDUCT WAS LAWFUL.

     11.4 REIMBURSEMENT OF EXPENSES.

          Subject to a contractual agreement specifying or restricting this undertaking, a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or has acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity, if the individual seeking indemnity:

          _ a) WAS NOT JUDGED BY THE COURT OR OTHER COMPETENT AUTHORITY TO HAVE COMMITTED ANY FAULT OR OMITTED TO DO ANYTHING THAT THE INDIVIDUAL OUGHT TO HAVE DONE;

          _ b) HE ACTED HONESTLY AND IN GOOD FAITH WITH A VIEW TO THE BEST INTERESTS OF THE CORPORATION, OR AS THE CASE MAY BE, TO THE BEST INTERESTS OF THE OTHER ENTITY FOR WHICH THE INDIVIDUAL ACTED AS DIRECTOR OR OFFICER OR IN A SIMILAR CAPACITY AT THE CORPORATION'S REQUEST; AND

          _ c) IN THE CASE OF A CRIMINAL OR ADMINISTRATIVE ACTION OR PROCEEDING THAT IS ENFORCED BY A MONETARY PENALTY, THEY HAD REASONABLE GROUNDS FOR BELIEVING THAT THEIR CONDUCT WAS LAWFUL.

          _ HIS RIGHT TO THIS INDEMNITY WILL BE EXERCISED BY THE PRODUCTION, IF NEED BE, OF SUPPORTING DOCUMENTS.

     11.5 LIABILITY INSURANCE

          The corporation purchases and maintains insurance, for the benefit of a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or has acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, against any liability incurred by the individual:

          _ a) IN THE INDIVIDUAL'S CAPACITY AS A DIRECTOR OR AN OFFICER OF THE CORPORATION; OR

          _ b) IN THE INDIVIDUAL'S CAPACITY AS A DIRECTOR OR OFFICER, OR SIMILAR CAPACITY, OF ANOTHER ENTITY, IF THE INDIVIDUAL ACTS OR ACTED IN THAT CAPACITY AT THE CORPORATION'S REQUEST.

     11.6 Exclusion of liability.

          No director or officer acting or having acted for or in the name of the corporation shall be held liable for the act, the negligence or the fault of any other person, representative or non-representative of the corporation. More particularly, he will not be held liable for any lost suffered by the corporation by reason of the insufficiency or the deficiency of any deed or securities acquired by the corporation or for any loss or damage resulting from the bankruptcy or insolvency of a person whose assets are a depository of assets of the corporation. Any director, officer or representative of the corporation may, when making a decision, rely on the good faith of an expert opinion or report and shall be, in such cases, deemed to have acted with the care, diligence and skill that a reasonable person would have exercised in comparable circumstances.


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     11.7 DISCLOSURE OF INTEREST.

          Under section 120 of the Act, a director or an officer shall disclose to the Corporation, in writing or by requesting to have it entered in the minutes of meetings of directors the nature and the extent of any interests that she or he has in a material contract or material transaction, whether made or proposed, with the corporation, if the director or officer:

          _    a) IS A PARTY TO THE CONTRACT OR TRANSACTION;

          _ b) IS A DIRECTOR OR AN OFFICER, OR AN INDIVIDUAL ACTING IN SIMILAR CAPACITY, OF A PARTY TO THE CONTRACT OR TRANSACTION; OR

          _    c) HAS A MATERIAL INTEREST IN A PARTY TO THE CONTRACT OR
               TRANSACTION.

          _ A GENERAL NOTICE TO THE DIRECTORS DECLARING THAT THE DIRECTOR OR OFFICER IS A DIRECTOR OR OFFICER OF A BODY CORPORATE OR THAT THE DIRECTOR OR OFFICER HAS A MATERIAL INTEREST IN THE BODY CORPORATE OR THAT THERE HAS BEEN A MATERIAL CHANGE IN THE NATURE OF THE DIRECTOR'S OR THE OFFICER'S INTEREST IN THE BODY CORPORATE, IS A SUFFICIENT DECLARATION OF INTEREST IN RELATION TO THE CONTRACT OR TRANSACTION FOR THESE BY-LAWS.

          _ THE DIRECTOR INTERESTED IN A CONTRACT OR TRANSACTION WITH THE CORPORATION, SHALL NOT VOTE ON ANY RESOLUTION TO APPROVE THE CONTRACT OR TRANSACTION, UNLESS THE CONTRACT IS ONE LISTED IN PARAGRAPH 120(5) OF THE ACT, MEANING THAT IT IS RELATED, NOTABLY, TO HIS OR HER REMUNERATION OR INDEMNITY AS A DIRECTOR OR THAT THE TRANSACTION IS CONTRACTED WITH THE CORPORATION OR AN AFFILIATE.

          _ AT THE REQUEST OF THE PRESIDENT OR OF ANY DIRECTOR, THE DIRECTOR INTERESTED HAS TO LEAVE THE MEETING WHILE THE DIRECTORS ARE DELIBERATING AND VOTING ON THE SAID CONTRACT.

          _ NEITHER THE CORPORATION NOR ITS DIRECTORS CAN DISPUTE THE VALIDITY OF A CONTRACT OR A TRANSACTION ENTERED INTO WITH A DIRECTOR OR OFFICER OF THE CORPORATION, OR WITH A BODY CORPORATE IN WHICH THE DIRECTOR OR OFFICER IS DIRECTOR OR OFFICER, OR IN WHICH HE HAS A MATERIAL INTEREST BY REASON ONLY OR ON THE GROUNDS THAT THE DIRECTOR WAS PRESENT AT THE MEETING AND HAS DISCLOSED HIS INTEREST, THAT THE BOARD OF DIRECTORS HAS APPROVED THE CONTRACT OR TRANSACTION, AND THAT THE CONTRACT OR TRANSACTION WAS REASONABLE AND FAIR TO THE CORPORATION WHEN IT WAS APPROVED. SIMILARLY, THE CONTRACT OR TRANSACTION IS NOT INVALID BY REASON ONLY OF THE INTEREST OF THE DIRECTOR OR OFFICER IN THE CONTRACT OR TRANSACTION OR OF THE FACT THAT HE HAS NOT DISCLOSED HIS INTEREST IF HE HAS ACTED HONESTLY AND GOOD FAITH, IF THE CONTRACT OR TRANSACTION IS APPROVED OR CONFIRMED BY SHAREHOLDERS IN A MANNER SUFFICIENT TO INDICATE ITS NATURE AND EXTENT BEFORE THE CONTRACT OR TRANSACTION WAS APPROVED OR CONFIRMED AND IF THIS CONTRACT OR TRANSACTION WAS REASONABLE AND FAIR TO THE CORPORATION WHEN IT WAS APPROVED OR CONFIRMED.

SECTION 12. SECURITIES AND TRANSFER OF SECURITIES

32. The following subsection is added after SUBSECTION 12.2 - CENTRAL AND BRANCH REGISTERS:

     "12.3 TRANSFER OF SHARES. In accordance with paragraph 49(2) of the Act, the Corporation may charge a fee for a security certificate issued in respect of a transfer."

SECTION 15 - SHAREHOLDERS' MEETING

33. SUBSECTION 15.1 - PLACE OF MEETING, is modified to add the possibility to hold the shareholders' meeting "outside of Canada at a place specified in the articles".

34.  The following paragraphs are added to SUBSECTION 15.2 - CALLING OF
     MEETINGS:

          "The annual shareholders' meeting must be held no later than fifteen
          (15) months after holding the last preceding annual meeting, but not later than six (6) months after the end of the corporation's preceding final year.

          However, the corporation may apply to the court for an order extending the time for calling an annual meeting."

35. SUBSECTION 15.4 - NOTICE OF MEETING, is modified to read "sixtieth (60th)" instead of "fiftieth (50th)".


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36.  The following subsection is added:

     "15.5 MEETING HELD BY ELECTRONIC MEANS.

          The directors or the shareholders of the corporation that call a meeting of shareholders may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

          Any person entitled to attend a meeting of shareholders, including a proxyholder, may participate in the meeting, by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such mean is deemed to be present at the meeting.

          In such an event, the voting shall be carried out in accordance with paragraph 15.20 of the present by-laws."

37. The following sentence is added to SUBSECTION 15.12 - PROCEDURE: "Unless there is a request for a ballot, a declaration made by the chairman of a meeting stating that a resolution has been adopted, adopted unanimously, adopted by a specific majority, rejected or not adopted by a specific majority shall constitute conclusive evidence thereof."

38. SUBSECTION 15.15- RIGHT TO VOTE, is modified by replacing the words "record date and failing that at the time of close of business on the eve of the date of notice or, if no notice is given, on the date of the meeting" by the words "date defined pursuant to section 134 of the Act".

39. The following subsection is added:

     "15.20 ELECTRONIC VOTING.

          The corporation may allow the shareholders and the proxyholders to vote, by means of a telephonic, electronic or other communication facility it offers, and the voting may be carried when explanations and instructions are available for that purpose, if the facility:

          _ a) ENABLES THE VOTES TO BE GATHERED IN A MANNER THAT PERMITS THEIR SUBSEQUENT VERIFICATION; AND

          _ b) PERMITS THE TALLIED VOTES TO BE PRESENTED TO THE CORPORATION WITHOUT IT BEING POSSIBLE FOR THE CORPORATION TO IDENTIFY HOW EACH SHAREHOLDER OR GROUP OF SHAREHOLDERS VOTED."

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            AXCAN PHARMA INC.

Date: January 27, 2002                By:   /s/ Jean Vezina
                                            --------------------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer